EXHIBIT 23.2

CONSENT OF ERNST & YOUNG LLP

Independent Registered Certified Public Accountants

We consent to the incorporation by reference of our report dated February 19, 2003 with respect to the consolidated statements of operations, cash flows and changes in net assets for the year ended December 31, 2002 including the 2000, 2001 and 2002 selected per share data and ratios of UTEK Corporation included in its Annual Report on Form 10-K for the year ended December 31, 2004 in the Registration Statement (Form S-8 No. 333-000000) pertaining to the UTEK Corporation Amended and Restated Employee Stock Option Plan for the registration of 700,000 shares of its common stock.

/s/ Ernst & Young LLP

Tampa, Florida

January 6, 2006